

ALLGREEN PROPERTIES LIMITED

RECEIVED
2005 MAY 13 A 8:2?
OFFICE OF INTERNATIONAL CORPORATE FINANCE

File No. 82-4959

Date: 25 APR 2005

SUPPL

U S Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450 Fifth Street, N W
Washington D C 20549
United States of America



Attn: Ms Rani Doyle

Dear Sirs

ANNOUNCEMENTS TO THE SINGAPORE EXCHANGE SECURITIES TRADING LIMITED ("SGX")

We forward herewith the announcement(s) which were recently released to the SGX, for your information.

PROCESSED
MAY 17 2005
THOMSON
FINANCIAL

Yours faithfully

ISOO TAN
COMPANY SECRETARY

enc

1 Kim Seng Promenade #05-02 Great World City S237994 Tel:733 2822 Fax:738 3800 Telex: RS 22822 KUOKS



ALLGREEN PROPERTIES LIMITED
(REG. NO. 198601009N)

ISSUE AND ALLOTMENT OF SHARES PURSUANT TO EXERCISE OF OPTIONS UNDER THE ALLGREEN SHARE OPTION SCHEME 2002

The Company wishes to announce the issue and allotment of an aggregate of 5,000 ordinary shares of S$0.50 each in the capital of the Company, at the subscription price of S$0.95 each, pursuant to the exercise of options granted under the Allgreen Share Option Scheme 2002. These new shares have been listed and quoted on the Singapore Exchange on 19 April 2005.

The new shares issued will rank pari passu in all respects with the existing shares of the Company.

Upon the issue of the above shares, the number of issued and paid-up shares in the capital of the Company is increased to 1,051,700,000 ordinary shares of S$0.50 each, which has been subsequently increased to 1,051,741,000 ordinary shares of S$0.50 each as announced on 21 April 2005.

By Order of the Board
Ms Isoo Tan
Company Secretary
25 April 2005